SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[X] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-12

Money Market Obligations Trust

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

____________________________________________________________

2) Form, Schedule or Registration Statement No.:

____________________________________________________________

3) Filing Party:

____________________________________________________________

4) Date Filed:

____________________________________________________________

Filed by: Money Market Obligations Trust, on behalf of its portfolio, Federated Government Reserves Fund.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Federated Liberty U.S. Government Money Market Trust, a portfolio of Money Market Obligations Trust.

Subject Company Commission File No. 811-5950.

Federated Liberty U.S. Government Money Market Trust

We Have Not Received Your Response!

We recently sent you proxy materials concerning your investment in the Federated Liberty U.S. Government Money Market Trust (the "Trust"). Your immediate response is needed on the important matters to be decided at the special meeting of shareholders scheduled for December 8, 2015.

Please Vote Today - Every Vote Counts

It is important that we receive your vote by December 8, 2015. Not only will this help avoid the need to postpone the special meeting, it will also prevent the additional expense of soliciting votes. If you have any questions or are ready to vote, please call the number listed below:

1-855-737-3179

Voting is easy! Choose one of the following methods:

 **Vote by Internet** www.proxyvote.com	 **Vote by Mail**	 **Call 1-855-737-3719**
Use the internet, 24 hours a day, 7 days a week, to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Please have your proxy card in hand when you access the website and follow the instructions to vote.	Return your completed voting form in the provided postage-paid envelope so it is received by December 8, 2015.	Simply call the phone number above Monday – Friday, 9:00 a.m. – 10:00 p.m., Eastern Time to speak with a proxy specialist. **OR** Call the phone number listed on your voting form using any touch-tone telephone, 24 hours a day, 7 days a week, toll-free, to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

THANK YOU FOR VOTING

Federated Liberty U.S. Government Money Market Trust and Federated Government Reserves Fund, each a portfolio of Money Market Obligations Trust (File No. 33-31602 and File No. 811-5950), have filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”). Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed prospectus/proxy statement are included in, or incorporated into the prospectus/proxy statement that the funds have filed with the SEC.

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. These documents are available free of charge on the SEC’s Web site at www.sec.gov. In addition, documents filed with the SEC by Federated are available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com or by accessing the following link https://materials.proxyvote.com/Approved/MC2842/20151019/PS_262718.PDF.